Exhibit 99.1

Press Release Brussels / 9 November 2016 / 10.05 PM CET

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

Anheuser-Busch InBev to Redeem

Three Series of Senior Notes due 2017

Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced that AB InBev and its wholly-owned subsidiaries, Anheuser-Busch InBev Finance Inc. (“ABIFI”) and SABMiller Holdings Inc. (“Holdings”, and together with AB InBev and ABIFI, the “Issuers”), are exercising their respective options to redeem in full the entire outstanding principal amount of the following series of notes on 9 December 2016 (the “Redemption Date”):

Aggregate Principal Amount (mm)	Title of Series of Notes (collectively, the “Notes”)	Issuer	CUSIP or ISIN Nos.

USD 1,200	1.125% Notes due 2017	Anheuser-Busch InBev Finance Inc.	03524B AC0

USD 2,000	2.450% Notes due 2017	SABMiller Holdings Inc.	U7787R AB7 78573A AB6

EUR 600	8.625% Notes due 2017	Anheuser-Busch InBev SA/NV	BE0934985020

The Notes will be redeemed in accordance with the terms and conditions of the applicable Notes and, as applicable, the Indenture, dated as of 17 January 2013, by and among ABIFI, AB InBev, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, the Fiscal and Paying Agency Agreement, dated as of 17 January 2012, by and among Holdings, SABMiller Limited (formerly SABMiller plc), as guarantor, and The Bank of New York Mellon, as fiscal agent and London paying agent, and as principal paying agent, registrar and transfer agent or the Domiciliary and Belgian Paying Agency Agreement, dated as of 16 January 2009, by and among AB InBev, the subsidiary guarantors named therein and BNP Paribas Fortis SA/NV, as domiciliary agent, Belgian paying agent and calculation agent (together, the “Notes Documents”). Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the relevant Notes Document.

Press Release Brussels / 9 November 2016 / 10.05 PM CET

The 1.125% Notes due 2017 (the “1.125% Notes”) and the 2.450% Notes due 2017 (the “2.450% Notes”, and together, the “USD Notes”) will be redeemed in full on the Redemption Date at a make-whole redemption price in an amount equal to the greater of (i) 100% of the aggregate principal amount of the Notes and (ii) as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of such payments of interest accrued to the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the applicable Note Document), plus 5 basis points for the 1.125% Notes, or plus 25 basis points, for the 2.450% Notes (the “USD Redemption Price”), plus, in each case, accrued and unpaid interest on the principal amount being redeemed to, but not including, the Redemption Date.

The 8.625% Notes due 2017 (the “EUR Notes”) will be redeemed in full on 9 December 2016 at a make-whole price in an amount equal to the sum, as determined by the Calculation Agent, of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the Optional Redemption Date on an annual basis (assuming a 360-day year) at the Reference Rate (as defined in the Conditions) plus 85 basis points (the “EUR Redemption Price”).

On the Redemption Date, (i) the Notes will no longer be deemed outstanding, (ii) the USD Redemption Price and the EUR Redemption Price will become due and payable on the USD Notes and EUR Notes, respectively, and, (iii) unless the Company defaults in making payment of the USD Redemption Price or EUR Redemption Price, as applicable, interest on the Notes called for redemption shall cease to accrue on and after the Redemption Date.

The trustee, the fiscal and paying agent and domiciliary agent are transmitting to registered holders of the Notes the Issuers’ notices of redemption containing information required by the terms and conditions of the Notes and the applicable Notes Documents.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

Press Release Brussels / 9 November 2016 / 10.05 PM CET

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. In 2015, on a combined pro forma basis, AB InBev realized 55.5 billion US dollar in revenues (excluding JVs and associates).

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Contacts

Media

Marianne Amssoms

Tel: +1-212-573-9281

E-mail: marianne.amssoms@ab-inbev.com

Karen Couck

Tel: +1-212-573-9283

E-mail: karen.couck@ab-inbev.com

Kathleen Van Boxelaer

Tel: +32-16-27-68-23

E-mail: kathleen.vanboxelaer@ab-inbev.com

Investors

Graham Staley

Tel: +1-212-573-4365

E-mail: graham.staley@ab-inbev.com

Heiko Vulsieck

Tel: +32-16-27-68-88

E-mail: heiko.vulsieck@ab-inbev.com

Lauren Abbott

Tel: +1-212-573-9287

E-mail: lauren.abbott@ab-inbev.com

Fixed Income Investors

Gabriel Ventura

Tel: +1-212-478-7031

E-mail: gabriel.ventura@ab-inbev.com

Press Release Brussels / 9 November 2016 / 10.05 PM CET

Notes

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016, the principal risks described on pages 16 to 17 of the Annual Report and Accounts of SABMiller Limited (formerly SABMiller plc) for the year ended 31 March 2016, and the risks described under “Risk Factors” of AB InBev’s Registration Statement on Form F-4, filed with the SEC on 26 August 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, AB InBev’s Registration Statement on Form F-4 and any other documents that AB InBev or SABMiller Limited (formerly SABMiller plc) have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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